UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                               Ross Systems, Inc.
                                (Name of Issuer)

                          Common Stock $0.001 par value
                         (Title of Class of Securities)

                                   778303 10 7
                                 (CUSIP Number)

                                  June 29, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[ X ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 7783093 10 7                                                       -1-
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1.  Names of Reporting Persons.

     Benjamin W. Griffith, III

     I.R.S. Identification Nos. of above persons (entities only).
________________________________________________________________________________

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
________________________________________________________________________________

3.  SEC Use Only
________________________________________________________________________________

4.  Citizenship or Place of Organization     United States
________________________________________________________________________________


Number of                                  5.  Sole Voting Power        624,930
Shares                                     -------------------------------------
Beneficially                               6.  Shared Voting Power            0
Owned by                                   -------------------------------------
Each                                       7.  Sole Dispositive Power   624,930
Reporting                                  -------------------------------------
Person                                     8.  Shared Dispositive Power        0
With:

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person        624,930
________________________________________________________________________________

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
________________________________________________________________________________

11.  Percent of Class Represented by Amount in Row (9)                     19.9%
________________________________________________________________________________

12.  Type of Reporting Person (See Instructions)    IN
________________________________________________________________________________


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CUSIP No. 7783093 10 7                                                       -2-
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Item 1.
                   Name of Issuer
            (a)
                   Ross Systems, Inc.
                   Address of Issuer's Principal Executive Offices
            (b)
                   2 Concourse Parkway, Suite 800, Atlanta, Georgia 30328

Item 2.
            (a)    Name of Person Filing
                   Benjamin W. Griffith, III

                   Address of Principal Business Office or, if none, Residence

            (b)    6304 Peake Road
                   Macon, Georgia 31210

                   Citizenship
            (c)
                   United States
                   Title of Class of Securities
            (d)
                   Common Stock $0.001 par value
                   CUSIP Number
            (e)
                   778303 10 7


Item 3. If this statement is filed pursuant to ss.ss.ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


            (a)     [ ]   Broker or dealer registered under section 15 of the
                          Act (15 U.S.C. 78o).
            (b)     [ ]   Bank as defined in section 3(a)(6) of the Act
                          (15 U.S.C. 78c).

            (c)     [ ]   Insurance company as defined in section 3(a)(19) of
                          the Act (15 U.S.C. 78c).
            (d)     [ ]   Investment company registered under section 8 of the
                          Investment Company Act of 1940 (15 U.S.C 80a-8).
            (e)     [ ]   An investment adviser in accordance withss.ss.240.13d-
                          1(b)(1)(ii)(E);
            (f)     [ ]   An employee benefit plan or endowment fund in
                          accordance with ss.ss.240.13d-1(b)(1)(ii)(F);


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CUSIP No. 7783093 10 7                                                       -3-
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            (g)     [ ]   A parent holding company or control person in
                          accordance with ss.ss.240.13d-1(b)(1)(ii)(G);
            (h)     [ ]   A savings associations as defined in Section 3(b) of
                          the Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i)     [ ]   A church plan that is excluded from the definition of
                          an investment company under section 3(c)(14) of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j)     [ ]   Group, in accordance withss.ss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)   Amount beneficially owned:     624,930

          (b)   Percent of class:                 19.9%

          (c)   Number of shares as to which the person has:

                (i)    Sole power to vote or to direct the vote
                                               624,930

                (ii)   Shared power to vote or to direct the vote
                                                     0

                (iii)  Sole power to dispose or to direct the disposition of
                                               624,930

                (iv)   Shared power to dispose or to direct the disposition of
                                                     0

Instruction. For computations regarding securities which represent a right to acquire an underlying security seess.ss.240.13d3(d)(1).


The amount of common stock reported to be beneficially owned includes 124,930 shares of common stock issuable upon the exercise of a right of conversion of 500,000 shares of preferred stock issued by the Company. The shares of preferred stock became eligible for conversion on June 29, 2002. All 624,930 shares of common stock of the company are held individually by the undersigned. Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


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CUSIP No. 7783093 10 7                                                       -4-
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Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d- 1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A


Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant toss.ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant toss.ss.240.13d-1(c) orss.ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group. N/A


Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. N/A


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CUSIP No. 7783093 10 7                                                       -5-
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Item 10.  Certification

            (a) The following certification shall be included if the statement is filed pursuant to ss.ss.240.13d-1(b):

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            (b) The following certification shall be included if the statement is filed pursuant toss.ss.240.13d-1(c):

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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CUSIP No. 7783093 10 7                                                       -5-
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              July 29, 2002
                                              Date

                                              /s/ Benjamin W. Griffith, III
                                              -----------------------------
                                              Signature

--------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)